WellCare Health Plans, Inc.
8725 Henderson Road, Renaissance One
Tampa, FL 33634

October 11, 2006

VIA EDGAR

Ms. Sasha S. Parikh
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

Re:      WellCare Health Plans, Inc.
  Form 10-K for Fiscal Year Ended December 31, 2005
  Filed on February 14, 2006
  Form 10-Q for the quarter ended June 30, 2006
  Filed August 4, 2006
  File No. 1-32209

Dear Ms. Parikh:

On behalf of WellCare Health Plans, Inc. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 27, 2006 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. For your convenience, we have included below the text of each comment in the Comment Letter and then the Company’s corresponding response.

Form 10-K for the Year Ended December 31, 2005

Critical Accounting Policies
Estimating medical benefits expense and medical benefits payable, page 33

1.
We believe your disclosure in Management’s Discussion and Analysis regarding your medical benefits expense and medical benefits payable could be improved to better explain the potential impact on your financial statements. Please provide us, in disclosure-type format, the following:

a.
Discuss how management has adjusted each of the key assumption(s) used in calculating the current year liabilities given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumption(s) in the past to what management is currently using as its key assumption(s).

Ms. Sasha S. Parikh
October 11, 2006

Response: Response is included with Comment #2 below.

b.
Include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2005 and on future operations. Merely applying a hypothetical basis point change and stating the impact it would have on those liabilities does not appear to accomplish this objective.

Response: The Company believes that the current disclosure comparing the anticipated medical expense trends to realized trends provides readers with keen insight to the effectiveness of our estimation of medical benefits payable. We understand that the disclosure could benefit from discussion of ultimate historical development relative to our initial estimates to provide readers with perspective on the sensitivity and accuracy of our estimates. During the past five years, the Company has experienced favorable deviations from its estimated amounts in a range of 1.2% to 3.0% of total medical expenses, which would have increased 2005 net income by approximately $11.1 million to $27.7 million. The following addition will be included in future Form 10-K filings, beginning with the fiscal year ended December 31, 2006, in the critical accounting policy discussion updated as appropriate for current period information.

We believe that the amount of medical benefits payable as of the end of the period is adequate to cover our ultimate liability for unpaid claims as of that date; however, actual payments may differ from established estimates. During the past five years, the Company has experienced favorable deviations from its estimated amounts in a range of XX% to XX% of total medical expenses, which would increase current year net income by approximately $XX million to $XX million if historical deviations remain consistent. However, if the Company were to experience unfavorable trends within the same range, current year net income would decrease by approximately $XX million to $XX.

c.	Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for each of these liabilities.

Response: In future filings, the Company will separately disclose the estimated IBNR claims from claims adjudicated, but not yet paid. Specifically, the Company will include the following table in future Form 10-K filings, beginning with the fiscal year ending December 31, 2006, in the critical accounting policy discussion updated as appropriate for current period information:

Medical benefits payable represents amounts for claims fully adjudicated awaiting payment disbursement and estimates for incurred, but not yet reported claims.

Ms. Sasha S. Parikh
October 11, 2006

	December 31, 2006	% of Total	December 31, 2005	% of Total
Claims adjudicated, but not yet paid	$	%	$ 12,428	5.1%
IBNR		%	228,947	94.9%
Total Medical benefits payable	$		$ 241,375

2.
To provide a better understanding of the reasons for the changes from period to period of your assumptions in developing the medical claims payable, please explain, in disclosure-type format, the following:

•	what caused the difference related to the Medicare trend assumption used in 2004 of a 5.7% decrease to the actual Medicare trend decrease of 0.4%?
•	why a 6.4% assumption for Medicaid trend increase was assumed in 2005 when actual 2004 results showed a Medicaid trend increase of only 3.4%?
•	why a 5.7% assumption for Medicare trend decrease was assumed in 2005 when actual 2004 results showed a Medicare trend decrease of 3.2%?

    Response:
•
The Company experienced favorable differences in realized versus assumed medical benefit trends in 2004 for the Medicare segment primarily due to lower than anticipated increases in government-issued provider reimbursement fee schedules and lower overall member utilization.

•
We assumed a 6.4% trend increase in our Medicaid segment in 2005, despite an actual trend increase of 3.4% in 2004 due to data available at the time of estimate utilized by management in developing assumptions that suggested less favorable product benefit design and increased member utilization.

•
We assumed a 5.7% trend decrease in our Medicare segment in 2005, despite an actual trend decrease of 3.2% in 2004 due to data available at time of estimate utilized by management in developing assumptions that suggested favorable negative medical trends including lower overall member utilization and nominal increases in government-issued provider reimbursement fee schedules as compared to those experienced in the prior year.

We will update the critical accounting policy discussion within the Form 10-K, beginning with the fiscal year ending December 31, 2006, similar to the bullets above as appropriate with current period information to further explain the underlying reasons for the differences in assumed and actual trends.

Ms. Sasha S. Parikh

October 11, 2006

3.	Please provide, in disclosure-type format, disclosure related to your capitation agreements regarding reasonably possible losses.

       Response: Capitation represents fixed payments generally on a per-member-per-month basis to participating physicians and other medical specialists as compensation for providing comprehensive healthcare services. By the terms of our capitation agreements, capitation payments we make to capitated providers alleviate any further obligation we have to pay the capitated provider for the actual medical expenses of the member. We reserve for estimated referral claims related to healthcare providers under capitated contracts with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other non-capitated providers. In these instances, we may be required to honor these obligations of the capitated provider for legal or business reasons. Based on our current assessment of capitated providers under contract with us, we have reserved approximately $3.0 million for reasonably estimable losses as of December 31, 2005. We believe that we have provided sufficient disclosure regarding our use of delegated providers and that any resulting loss up to and above the amount reserved would be immaterial to our results of operations. The following addition will be included in future Form 10-K filings, beginning with the fiscal year ending December 31, 2006, in the critical accounting policy discussion updated as appropriate for current period information:

Capitation represents fixed payments generally on a per-member-per-month basis to participating physicians and other medical specialists as compensation for providing comprehensive healthcare services. By the terms of our capitation agreements, capitation payments we make to capitated providers alleviate any further obligation we have to pay the capitated provider for the actual medical expenses of the member. Participating physician capitation payments for the years ended December 31, 2006, 2005 and 2004 were XX%, 13.6% and 13.8%, respectively, of total medical benefits expense.

We record reserves for estimated referral claims related to capitated providers under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other non-capitated providers. In these instances, we may be required to honor these obligations for legal or business reasons. Historically such losses have not been significant and, based on our current assessment of capitated providers under contract with us, we do not currently expect any such losses to be significant.

Form 10-Q for the Quarter Ended June 30, 2006

Note 1. Organization and Basis of Presentation
Basis of Presentation, page 4

4.
You indicate that the “funds held for the benefit of members” are “pass-through payments” from your government partners and are not included in the Company’s results of operations. Please tell us, in disclosure-type format, how the amount relates to your PDPs and provide more information regarding the government payments and why they are not included in your results of operations. The amount is significant to your balance sheet.

Ms. Sasha S. Parikh
October 11, 2006

Response: The Part D Prescription Drug Program (“PDP”) allows for certain low-income participants to receive enhanced benefits in the form of lower or no deductibles and subsidized premiums without a corresponding premium payment by the participant.  The Centers for Medicare & Medicaid Services (“CMS”) administers these benefits through companies, such as us, by funding the cost for these enhanced benefits each month.  Our interpretation of Statement of Position 98-7 “Deposit Accounting: Accounting  for Insurance and Reinsurance Contracts That Do Not Transfer Insurance Risk,” indicates to us that the proper accounting for these types of transactions is to utilize deposit accounting for insurance and reinsurance contracts that do not transfer insurance risk.  The guidance further clarifies that such instances of non-transference of risk would include: transfer of only significant timing risk, transfer of only significant underwriting risk for companies, transfer of neither significant timing nor underwriting risk, or does not have an indeterminate risk.   As the CMS program design eliminates any underwriting risk for companies, including us, the payments made on behalf of low-income participants have been accounted for using deposit accounting. These funds that we receive from CMS each month will be depleted as costs are incurred by participants.  As there is no transference of risk, these pass-through subsidies are not included in our results of operations.  At the end of the contract year, CMS will settle with the companies for the difference in amounts actually used for these enhanced benefits versus amounts received from CMS, which may result in the return of funds to CMS or receipt of additional funds by us.

The Company will enhance the financial statement disclosure of the funds held for the benefit of members by stating that the Company is not at risk for these benefits. Our Basis of Presentation disclosure in future Form 10-Q and Form 10-K filings will be as follows:

Funds held for the benefit of members represent government payments received to subsidize the member portion of medical payments for certain of our PDP members. As the Company does not bear underwriting risk, these funds are not included in the Company’s results of operations since such funds represent pass-through payments from our government partners to fund deductibles, co-payments and other participant benefits. At the end of the contract year, CMS will settle with us for the difference in amounts actually used for these enhanced benefits versus amounts received from CMS, which may result in the return of funds to CMS or receipt of additional funds by us.

Ms. Sasha S. Parikh
October 11, 2006

5.
Tell us, in disclosure-type format, what “other receivable from government partners” on the balance sheet represents including the relationship of this account to your PDP program, if applicable. Explain how you account for these government receivables and at what point these receivables are recognized into revenue, if at all.

Response: Other receivables from government partners consists of receivables from CMS for risk corridor payments and from other PDP participating plans for member reconciliations due to inaccuracies in membership data provided to the plans by CMS in early 2006. We participate in a catastrophic reinsurance program administered by CMS for participating companies whereby CMS undertakes to provide underwriting risk protection by limiting exposure for medical benefits incurred to a specified corridor for each participating company. Statement of Financial Accounting Standard No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contacts,” (“SFAS 113”) paragraph 9 requires that “the reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts” and “it is reasonably possible that the reinsurer may realized a significant loss from the transaction” for contracts to qualify for reinsurance accounting. The catastrophic reinsurance arrangement between the Company and CMS meet both of the criteria necessary to apply reinsurance accounting. To date, our losses have exceeded the established corridor and we have recorded a receivable and recovery from CMS for those losses in our balance sheet and income statement. In accordance with the guidance in SFAS 113, we have recorded the estimated recovery under this reinsurance program as a reduction in our medical benefits expense.

The Company will enhance the financial statement disclosure of these receivables by including the following disclosure in our Basis of Presentation footnote, which will be included in subsequent filings:

Other receivables from government partners represent amounts due from government agencies, and other participating plans, acting under the CMS PDP program design to provide for certain catastrophic reinsurance protection and subsidies to fund certain member benefits such as deductibles and co-payments. We estimate the amounts due from CMS for catastrophic reinsurance protection each period based on the terms of our contract with CMS and we include such amounts in our results of operations as a reduction to medical benefits expense.

Management’s Discussion and Analysis
Liquidity and Capital Resources, page 20

6.
We noted from your disclosure that on August 4, 2006, the Company was not selected for a new contract to provide managed care benefits to Indiana Medicaid recipients in 2007. Please quantify and explain, in disclosure-type format, the impact this contract will have on your future operations.

Response: The Company filed its Form 10-Q on August 4, 2006, the same day that we were notified by the Indiana Office of Medicaid Policy and Planning that we were not selected for a new contract to provide managed care benefits to Indiana Medicaid recipients beginning in 2007. Our Indiana membership and revenue represent 3.7% and 4.3% of total membership and revenue on an annualized basis in 2006, respectively. Management does not believe that the loss of this contract will have a material impact on our future operations due to the lower relative margins on these members.

Ms. Sasha S. Parikh
October 11, 2006

We will include the most current information available as to the status of our Indiana operations when we file our Form 10-Q for the period ended September 30, 2006. The information will include the impact on our number of members, revenue and estimated exit costs, if applicable.

* * * * *

In connection with the Staff’s Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please contact me or Paul Behrens, Senior Vice President and Chief Financial Officer at 813-290-6295. Thank you for your previous time and attention to this matter.

Very truly yours,

                                                                                                 /s/ Todd S. Farha
Todd S. Farha
President and Chief Executive Officer